July 27, 2006	TSX: QC AMEX/AIM: QCC

QUEST ANNOUNCES SEMI-ANNUAL CASH DIVIDEND

Vancouver, British Columbia, June 8, 2006 – Quest Capital Corp. ('Quest' or the 'Company'), today announced that its Board of Directors has today approved a semi-annual dividend of Canadian $0.03 per share. The semi-annual dividend will be payable on July 6, 2006 to shareholders of record at the close of business on June 21, 2006.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair		Mark Monaghan
Managing Director		Vice President

Tel:	(604) 689-1428	Tel:	(416)-367-8383
Toll free:	(800) 318-3094

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel: 416-367-8383 • Fax: 416-367-4624